February 13, 2020

James J. Dolan
Chief Executive Officer
GPAQ Acquisition Holdings, Inc.
780 Fifth Avenue South
Naples, FL 34102

       Re: GPAQ Acquisition Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed February 7, 2020
           File No. 333-234655

Dear Mr. Dolan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 7, 2020

Risk Factors
"We are relying on various forms of public financing to finance the Company.", page 53

1. We note your response to comment 4, and your amended disclosure on page 53, but it was not fully responsive to our comment. Please amend your disclosure to describe the risks to shareholders if you were to obtain financing through the Anticipated Future Debt.
The Business Combination Proposal
Projected Financial Information Provided by HOFV, page 92

2. Reference is made to your disclosure of projected Adjusted EBITDA. Please revise to include the disclosures required by Item 10(e)(i) of Regulation S-K. In addition, tell us
 James J. Dolan
GPAQ Acquisition Holdings, Inc.
February 13, 2020
Page 2
      and disclose why the projected Revenue and Adjusted EBITDA amounts disclosed do not agree to the amounts in the Investor Presentation filed in GPAQ's Form 8-K filed January
      8, 2020. Finally, reference is made to the fiscal 2019 projected revenue of $16.7 million.
      HOFV total revenues for the nine months ended September 30, 2019 were $6.2 million.
      Please tell us why you expect $10.5 million in total revenues in the three months ended
      December 31, 2019.
3.    Please tell us your consideration of disclosing projected net income
(loss) and earning
      (loss) per share. Refer to Item 10(b)(2) of Regulation S-K.
        You may contact Adam Phippen at 202-551-3336 or William Thompson at 202-551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                           Sincerely,
FirstName LastNameJames J. Dolan
                                                           Division of
Corporation Finance
Comapany NameGPAQ Acquisition Holdings, Inc.
                                                           Office of Trade &
Services
February 13, 2020 Page 2
cc:       Stephen Cohen
FirstName LastName